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                           March 22, 2024

       David Bailey
       President and Chief Executive Officer
       OrthoPediatrics Corp.
       2850 Frontier Drive
       Warsaw, IN 46582

                                                        Re: OrthoPediatrics
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-277996

       Dear David Bailey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jeremy E. Hill